SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF APRIL 2003

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No  X
                                      ---     ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            A Publicly-Traded Company
                   CNPJ 02.558.132/0001-69 / NIRE 5330000580 0

                               CALL FOR ATTENDANCE

                              GENERAL ORDINARY AND
                       EXTRAORDINARY SHAREHOLDERS' MEETING

      The shareholders of Tele Centro Oeste Celular Participacoes S.A. (the "Company") are hereby summoned to take part in the General Ordinary and General Extraordinary Meetings to be held at the Company's headquarters, located at SCS, QUADRA 2, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA-DF, on the 29th day of April 2003, at 1:00 PM, to decide on the following Order of the Day:

GENERAL ORDINARY MEETING:

1. To receive the Administrators' account statements, as well as to examine, discuss, and vote on the financial statements and the Administrative Report corresponding to the period ended at December 31, 2002;

2. To decide on the destination of the net profit obtained in such period;

3. To sanction the payment of Interest on Own Capital based on the balance sheets closed at June 30, 2002 and at November 30, 2002 and decided upon by the Company's Board of Directors during the meetings held on July 17, 2002 and December 19, 2002, which shall be ascribed to the value of the minimum mandatory dividend;

4. To approve the capital budget of the Company for fiscal year 2003, including the retention of earnings to cover the investments to be made by the Company during fiscal year 2003, as described in detail in the capital budget;

5. To decide on the initial date for the payment of Interest on Own Capital and Dividends;

6. To choose the members of the Statutory Audit Committee;

7. To choose the members of the Board of Directors; and

8. To define the annual global remuneration budget for board members and the annual individual remuneration of the members of the Statutory Audit Committee.

GENERAL EXTRAORDINARY MEETING:

1. To amend Article 1 and Item 1 under Article 2 of the Company's Bylaws due to the migration of the Company and its Controlled Companies from Cellular Wireless Service (SERVICO MOVEL CELULAR, SMC) to Personal Wireless Service (SERVICO MOVEL PESSOAL, SMP), and to exclude Telebrasilia Celular S.A. as a Controlled Company, given its incorporation by the Company approved at the Extraordinary Shareholders Meeting held on April 26, 2002;

2. To amend Article 3 of the Company's Bylaws to assign to the Board of Directors the decision to create and extinguish branches, affiliated offices, departments, and representation offices, located anywhere in Brazil or abroad;

3. To amend Articles 17, 18, and 19, the sole paragraph in Article 19, the sole paragraph in Article 20, Article 22 and its sole paragraph, Articles 24, 25 and 26, and to exclude the sole paragraph in Article 24 of the Company's Bylaws, by reason of the alterations in the number of inside and outside directors, as well as in the criteria used to substitute members and their attributions;

4. To approve the increase of stock capital from the present R$534,046,142.00 (five hundred thirty-four million, forty-six thousand, one hundred forty-two Brazilian reais), to R$570,095,340.10 (five hundred seventy million, ninety-five thousand, three hundred forty Brazilian reais and ten cents) with no issuance of additional shares, including the capitalization of part of the revenue reserves, except for contingencies and realizable profits, in the amount exceeding the capital stock, as provided by Article 199 of Law 6404/76, with the consequent alteration of Article 5 of the Company's Bylaws; and

5. To approve the consolidation of the Company's Bylaws as a result of the above-mentioned deliberations.


GENERAL INSTRUCTIONS:

1. Requests for representation at the Meeting should be filed with the Company's Headquarters, located in the city of Brasilia, Federal District of Brazil, at SCS, QUADRA 02, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR 7 ANDAR CEP 70302-916, up to 24:00 (twenty-four) hours prior to the start of the Meeting.

2. The shareholders participating in the Stock Exchanges' Fungible Custody of Nominative Shares who wish to take part in this Meeting are required to provide a statement issued by the custodian no more than 2 (two) days prior to the date of the Meeting and containing their respective shareholding.

3. The new proposed Bylaws which shall be appraised by the General Extraordinary Meeting will remain available for examination by the shareholders at the Company's headquarters between 10 AM and 4 PM.

4. According to CVM Instruction number 165, issued December 11, 1991 and amended by Article 1 of CVM Instruction number 282 issued June 26, 1998, the minimum participation in the voting capital required for requests of use of multiple vote in the election of board members is 5% (five percent).


                          Brasilia-DF, April 14, 2003.

                              ALEXANDRE BELDI NETTO
                              Chairman of the Board


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THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: April 14, 2003             By:    /S/ SERGIO ASSENCO TAVARES DOS SANTOS
                                      ------------------------------------------
                                      Name:  Sergio Assenco Tavares dos Santos
                                      Title: President